UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: ETFS Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

48 Wall Street, New York, New York 10005

Telephone Number (including area code): 212-918-4955

Name and address of agent for service of process:

The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801 with copies to Benoit Autier, ETF Securities Advisers LLC, 48 Wall Street, New York, New York 10005, and W. John McGuire, Bingham McCutchen LLP, 2020 K Street NW, Washington, DC 20006-1806.

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

[X] Yes [ ] No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of New York in the United States on the 4th day of August 2014.

ETFS TRUST

/s/ Benoit Autier

Name: Benoit Autier

Title: Initial Trustee

Attest:

/s/ Adam Rezak

Name: Adam Rezak

Title: Compliance Officer